Subsidiaries of Atlantic Capital Bancshares, Inc.                    Exhibit 21
Atlantic Capital Bank, N.A.
Quantum Holdings, LLC
First Security Holdings, Inc.*
First Security Intangible Properties, Inc.*
First Security Investments, Inc.*
*Inactive